Independent Observation of

Hondo Minerals, Inc. Operations

Ralph Page, BA

Dick Wullaert, PhD

August 2, 2012

Bioguard Industries, Inc.

PO Box 1848

Goleta, CA 93116

CONFIDENTIAL – FOR INTERNAL USE ONLY

Introduction

Hondo Minerals, Inc. (HMI) has determined that an independent look at certain aspects of their mining operation would serve a useful purpose at this time. This report will attempt to give a brief overview of the mining site, the mining operation and the process flow to produce precious metals from mine tailings. Certain aspects of the mining process, such as the leaching process and the recovery process will be discussed in more detail.

Background

The history of the original Tennessee Mine and the steps taken by HMI to develop this property are covered on their website www.hondominerals.com and will not be discussed here. One aspect of the development of this mining site worth noting is the approach taken by management. The usual approach in the industry is to do extensive sampling of the mining site (tailings pile in this case) to get enough assays to convince management and investors of the precious metals content. This can (and has) in many cases used up a significant portion of the financial resources of a company. HMI management took a different approach. Management asserts that they have made it clear to investors the risk associated with this approach.

HMI management also decided to look for more efficient and more environmentally friendly mining processes and discovered two promising technologies based on the well-established science of electrochemistry and water, one for leaching (ELeach) and one for metal recovery (RenoCell).

Therefore, this report will focus on the current status of the mining site, mining equipment and the production process, since these are the major areas where investor funds have been spent.

Hondo's Approach

As indicated above, HMI acting as a forward-thinking mining group, has a different perspective on ore processing at the Tennessee Mine. Some examples of their way of looking at the mining project are listed below:

1. The typical-and-historical values and sampling of mine dumps and tailings at the Tennessee Mine in Chloride, Arizona have been based primarily on free milling ores, free gold, silver and other economic base metals found in tailings.

   Samplings in the past did not focus on the values in the concentrated metal sulfides which are present in these tailings. HMI, with its knowledge of how to process metal sulfides of this nature, incorporated this perspective as one of the core interests in its business development plans.

2. Prior to the 1980's, an economic way to process metal sulfide ores did not exist. Thus, these types of ores were discarded with the mine tailings (as was done at the Tennessee Mines in Chloride, Arizona). Recent development (1980's) by pioneers such as Dr. Richard F. Hewlett and others brought new leaching methods and technologies to this field, such as the economic production of Nevada's Carlin Trend. With the advent of these new ore processing methods, such as the ELeach process, HMI is now able to process tailings to recover economic values.

   HMI also has the future option to expand the development of their mine property by processing the sub-surface mineralization that is present on the site (such as the old mine). There also are many examples of float from lode veins (Figure 1) and surface exposure of highly mineralized lode veins (Figure 2).

3. HMI was aware that historically, halide leaching was a costly process, but they were open to the possibility that advances in this technology might exist. They identified and licensed the ELeach process and have proven the economy and efficacy of the process for the Tennessee Mine tailings and existing silver veins.



Figure 1. Examples of float from lode veins.



Figure 2. Close up of a silver vein at the Tennessee Mine.



Figure 3. Projection of silver vein extending to the top of the mountain.

Mining Site

The facilities at the Hondo mining site are expanding almost on a daily basis. Figure 4 identifies the key facilities installed (as of June 14, 2012) to implement commercial production of precious metals. Shown in Figure 5 is the laboratory facility located in the town of Chloride.


Tailings Crushing and Pretreatment
ELeach Production and Leaching Tanks
Power Generators
RenoCell Recovery Container

Figure 4. Key facilities at the Hondo site (see Appendix A for photographs of equipment).



Figure 5. Hondo laboratory located in Chloride, AZ.

Site Map

Figure 6 represents a complete overview of the Hondo mining site, including legal description, location on map, aerial photograph, site plan and photographs of the ELeach production systems and leaching tanks.



PILOT PLANT DATA
SCOPE OF PROJECT
LEGAL DESCRIPTION
VICINITY MAP
AERIAL MAP
NOTES
PROXIMITY SITE PLAN
E-LEACHING VESSELS
ELEACH GENERATOR
ELEACH PLANT
PILOT PLANT
WELL TANKS
TAILINGS

Figure 6. Complete site map of Hondo operations at Chloride, AZ.

Mining Process

An overall flow diagram of the processes involved in the production of precious metal at the Hondo site is shown in Figure 7. A simplified illustrated version is shown in Figure 8.



HONDO MINERALS INC. PRECIOUS METAL RECOVERY FLOW DIAGRAM
Tailings
TABLE Sand Separated from Metal Ores
Sand
Metal Ores
CLARIFIER Clay Separated from Metal Ores
ROLLER MILL Metal Ores Reduced < 1/8"
Clay
PRE-LEACH Fe & Zn put in solution
Iron & Zinc in Solution
Water
Salt
Metal Ore Slurry
LIXIVIANT E-Leach Generator
LEACH PM Ores w/ e-leach
E-LEACH Recharger
Oxidant
WATER SOLID SEPARATION
Solids
Pregnant Solution
PM Concentration REVERSE OSMOSIS
Permeate
ECONOMIC METALS ION EXCHANGE
ECONOMIC METALS
PM Recovery RENOCELL Au
Remaining PM Recovery RENOCELL
SMELTING
Au, Ag, Pt & Pd Dore
GENERAL LEGEND
INPUT
PRODUCT
PROCESS
RECIRCULATE

Figure 7. Flow diagram of mining process at the Hondo site.



HONDO MINERALS INC.
SULFIDE ENTWINED PM LEACH & SELECTIVE PRECIOUS METAL RECOVERY
Basic Steps - Process Flow Diagram
Tailings / Crushed Ore
E-Leach Lixiviant Generator
E-Leach of Precious Metals
Preg Concentration
RenoCell Selective Precious Metal Recovery

Figure 8. Basic steps in the Hondo mining process.

ELeach Process

A new environmentally friendly medium and technique have been developed for recovering economic (precious) metals from ore concentrates and mine tailings. ELeach has also been successfully applied to recovering economic metals and deleterious metals from toxic materials such as Coal Combustion Products (CCP). ELeach is currently in a patent pending/PCT status.

Current precious metal recovery techniques often involve the use of strong chemicals, such as cyanide and corrosive acids, that are expensive to use onsite and are becoming environmentally questionable. The disposal of CCP has also become a problem because of regulatory issues concerning heavy metals.

ELeach is produced through an on-site generator which enhances mixed oxidants in source water and then integrated as a leachant based upon its unique interaction with different elemental groups. ELeach optimizes specific chemical parameters such as pH, Oxidation Reduction Potential (ORP) and free halides while additional oxidizing agents are added when dictated by the ore being leached.

ELeach can be used to replace or enhance the expensive, highly-regulated-and-environmentally-challenging chemicals that must be shipped to and stored at the site. For some cases such as gold sulfide ores, where cyanide meets its challenges, ELeach has been successfully used to recover gold (ELeach leaches 20-60 times faster than cyanide). For ore leaching applications where cyanide was previously used, ELeach can be used to neutralize the residual cyanide. ELeach and its process not only accelerates the gold and silver leaching processes, but also leaches out the platinum group metals that are not soluble in cyanide.

ELeach is not used for the liberation of free gold but is used to leach ores and high grade concentrates of fine gold and free gold in a microscopic state.

The benefits of ELeach are as follows:

a. Onsite production (see Figures 4 and 6).

b. User, environmental, storage, transportation and disposition safety.

c. Cost effectiveness.

d. Exponentially effective over cyanide.

As each ore bears a unique and individualized finger print, a proprietary ELeach is created for each ore and for each mining operation.

RenoCell Process

The RenoCell technology is covered in detail on Renovare website www.renovare.com. Their basic product line has been developed to provide superior, low-cost, high-performance solutions for the removal of metals from process and waste waters in the metal plating, microelectronics, mining and related industries. RenoCells are compact and modular, and are based on a unique electrochemical technology that utilizes a patented three-dimensional cathode design to reduce metal concentrations in process and waste water to sub-ppm range with the lowest cost of ownership. The net result is that the RenoCell can achieve much lower final metal ion concentrations using far less energy. A specific example of how their electrowinning technology improves the recovery of gold is detailed in a Renovare Technical Bulletin available on their website at Reviewing the Operation of Gold Electrowinning Cells.

Figure 10 illustrates the advantages of the RenoCell technology over conventional mining production processes. At the bottom of the figure (which may be difficult to read), is a diagram of a 40 foot container at the Hondo site that is outfitted with RenoCells (see Figure 9) capable of full scale recovery of precious metals from leachant produced by the installed full scale ELeach systems.



Figure 9. RenoCell production facility installed in a 40 foot container at the Hondo site.

Figure 10. Comparison of Typical versus RenoCell Mining Production Process Technology.



Typical Production Process Technology
Exploration
Exploration Drilling
Open Pit Mining
Blasting
Underground Mining
Ore and Waste Haulage
RenoCell Production Process Technology
Exploration
Exploration Drilling
Open Pit Mining
Blasting
Underground Mining
Ore and Waste Haulage
Typical Production Process Technology
Milling
Heap leaching
Oxidization
Leaching
Stripping
Electro-winning
RenoCell DEW * Process Technology
Milling
Heap leaching
Oxidization
Leaching
Stripping
Electro-winning
RenoCell
RenoCell DEW
Typical Production Process Technology
Smelting
Dore/Gold Bullion
Refining
RenoCell Production Process Technology
Advanced RenoCell Refining
Dore Smelting
Gold Bullion



HONDO MINERALS, TENNESSEE MINE PLANT
RENOCELL SYSTEM – GENERAL ARRANGEMENT
IN 40 FT. CONTAINER

Analysis of Hondo Materials

Background

A metallurgical assay is a compositional analysis of an ore, metal or alloy. For centuries, the fire assay (cupellation) has been the accepted assay technique for precious metals. Sample preparation of ore from the mine involves crushing, splitting and pulverized. Since the original ore sample may be large (100's of pounds), an accepted method is used to get a representative sample for testing (usually 30 grams). The fire assay process is time consuming and complex (see www.mine-engineer.com/mining/assay2.htm).

The precious metal content of ores is commonly quoted in ounces (oz) per ton. To make the results from the fire assay (usually in milligrams, mg) easy to convert to oz/ton, a sample size of 30 grams is used (Assay Ton). Thus, one milligram of gold in 30 grams of ore is equivalent to 1 oz of gold in 1 ton of ore. Actually, the correct weight of the ore sample varies depending on the units used for ounces and ton (it's 29.166 for troy ounces per short ton, see www.edumine.com/Xtoolkit/XconTool/convert.htm). The bottom line is 1 mg of gold obtained from an assay sample weighing 30 grams corresponds to 1 oz/ton of gold in the ore.

Newer methods of determining the chemical composition of an ore are based on mass spectrometry (such as Inductively Coupled Plasma – Atomic Emission Spectroscopy, ICP-MS) and x-ray diffraction (XRD). The results of these tests are usually reported in parts per billion (ppb) or parts per million (ppm). For example, 1 ppm corresponds to 0.001grams/1000 grams and can be expressed as 1 mg/kg or 1 mg/L (see Appendix B).

Original Assays (Prior to Hondo Operations)

The initial reports on assays of the Tennessee Mine tailings were performed in 2010 by Dr. Thomas Burk and Rhena Drury of Advanced Natural Technology Services. They are included in this report as Appendix C as a matter of record. These reports were instrumental in Hondo's decision to move forward on the project.

Leaching Studies - Hondo Chemical Laboratory

Laboratory Qualifications

Hondo has established a laboratory in Chloride that is capable of processing the mine tailings to the desired mesh size, selecting 30 gram (Assay Ton) samples in accordance with industry practices, leaching the sample in beakers of ELeach, and analyzing the resultant leachant for 72 elements using ICP-MS. The ICP-MS machine (Thermo Fisher Scientific iCAP 6300/6500) is calibrated to the manufacture's specifications on a daily basis to insure accurate readings. If the machine is not calibrated (or will not calibrate), it will not operate. The calibration methods

used by the lab are in alignment with the calibration methods used by independent third party assay laboratories such as ACME Labs.

Leaching Studies

As part of an ongoing effort to optimize the leaching of Hondo tailings, the in-house chemical laboratory has performed hundreds of tests on samples exposed to an ELeach solution. Each 30 g sample (Assay Ton) of tailings is leached in a typical volume of 200 ml of leaching solution (ELeach). At the completion of the leaching process, samples of the leachant are drawn from each of the 200 ml solutions and analyzed for 72 elements by ICP-MS. The concentrations of silver and gold leached from the tailings (20 samples) are listed in Table 1.

If a 30 gram sample of ore (tailings) is placed in 1 liter of a leaching solution (lixiviant), a certain amount of the precious metals will be extracted from the tailings and be present in the pregnant solution/leachant. The composition and concentration of each element in the leachant can be determined by ICP-MS. The concentration of each element is usually reported in ppm. This is equivalent to milligrams per Liter (mg/L) or mg/kg, since one liter (of water) weighs 1 kg (see Appendix B for an explanation of the conversions and calculations used in this report). Thus, to simplify the calculation of oz/ton, the results of the leaching studies are listed in Table 1 as mg/kg.

However, Hondo only used 200 milliliters (ml) of ELeach (lixiviant) and not one liter. Thus the mg/kg values reported in Table 1 for the leachant must be multiplied by the lower volume (mass) of 0.2 kg (200 ml/1,000 ml = 200 g/1,000 g = 0.2 kg) to get the mg present in the leachant. As is the case for a fire assay, if the actual weight in milligrams of silver and gold is determined from the ICP-MS measurements, then each mg reported is equal to 1 oz/ton.

For the 20 tests listed in Table 1, the average value for silver is 0.983 oz/ton and the average value for gold is 1.975 oz/ton. Note that the concentrations of silver and gold listed in Table 1 are what was leached out of the tailings, and thus represent a conservative estimate of what is in the tailings.

Table 1. Testing of Hondo Leachant Solutions (Performed by Hondo Labs).

Date	Sample	Type	Ag (mg/kg)	Ag (mg)	Ag (oz/ton)	Au (mg/kg)	Au (mg)	Au (oz/ton)
6/14/12	15:09:02	L	0.7666	0.1533	0.1533	17.39	3.478	3.478
5/1/12	11:12:06	L	1.276	0.255	0.255	67.40	13.48	13.48
5/11/12	15:05:33	L	11.19	2.238	2.238	7.349	1.470	1.470
4/3/12	11:32:35	L	0.2692	0.0538	0.0538	5.601	1.120	1.120
6/26/12	14:45:50	L	0.0025	0.0005	0.0005	12.60	2.52	2.52
6/26/12	14:49:24	L	0.0104	0.0021	0.0021	11.46	2.29	2.29
1/10/12	17:57:35	L	0.0799	0.0160	0.0160	13.82	2.76	2.76
1/11/12	9:37:25	L	0.0025	0.0005	0.0005	6.051	1.210	1.210
1/23/12	11:42:21	L	0.0545	0.0109	0.0109	9.925	1.985	1.985
1/23/12	11:56:38	L	2.214	0.443	0.443	4.354	0.871	0.871
6/25/12	10:20:24	L	0.0949	0.0190	0.0190	5.618	1.124	1.124
6/25/12	10:58:03	L	21.26	4.25	4.25	2.965	0.593	0.593
6/2/12	16:26:03	L	14.83	2.97	2.97	2.246	0.449	0.449
6/25/12	16:31:27	L	0.0907	0.0181	0.0181	6.355	1.271	1.271
6/25/12	17:40:38	L	13.55	2.71	2.71	2.791	0.558	0.558
6/25/12	17:46:17	L	0.0399	0.0080	0.0080	8.232	1.646	1.646
6/26/12	10:09:55	L	0.7721	0.1544	0.1544	1.173	0.235	0.235
6/26/12	10:34:54	L	0.0623	0.0125	0.0125	6.950	1.390	1.390
6/26/12	10:40:35	L	11.83	2.37	2.37	2.257	0.451	0.451
6/21/12	12:56:50	L	19.88	3.98	3.98	2.931	0.586	0.586
Median					**0.014**			**1.241**
Average					**0.983**			**1.975**

Summary

The purpose of this report was to present four basic observations on the Hondo Minerals operations in Chloride, AZ:

1. Hondo has not taken the traditional approach to evaluating the tailings at the old Tennessee Mine. Instead they focused on the economic values in the metal sulfides present in the tailings and licensed new ore processing methods to leach (ELeach) and recover (RenoCell) valuable metals from these tailings.

2. Hondo has made a serious effort to get into production. They have spent millions buying, building and installing the necessary equipment to process the tailings. The existing mining site, process flow, and equipment have been documented in this report.

3. The chemical analyses of the leachant solutions demonstrate that the ELeach process can put silver and gold into solution. The full chemical analysis of 72 elements indicates that the the ELeach process can also put other precious metals and economic base metals into solution.

4. Hondo has demonstrated that the tailings contain recoverable precious and economic base metals. The specific results for silver and gold are included in this report.

Bios

Ralph Page

Ralph has BA from Brigham Young University and has been trained in water treatment, water and waste chemistry, hydrology, QA and QC and bottling plant operations. He has been involved in the export/import business with Japan (speaks fluent Japanese). He was responsible for all aspects of running a bottling plant, including plant design, formula development, bottling line operation, hiring and training, safety audits, and QC, GMP, HACCP and GLP programs.

Ralph has been involved in several areas related to electrochemistry and functional liquids, such as setting up functional liquid laboratories and developing functional water systems for precious metal recovery and toxic waste remediation. He is currently involved in architectural design.

Dick Wullaert

Dr. Wullaert has a BS in Metallurgical Engineering from Case Institute of Technology, a MS in Materials Science from Northwestern University and a PhD in Materials Science from Stanford University. He is currently President of Bioguard Industries, Inc., a company specializing in functional liquid and materials science research. As Division Chief at Battelle Columbus, he supervised a staff of 50 scientist and engineers in contract research on nuclear materials, structural integrity, and materials testing. He was a Senior Scientist at Science Applications International Corporation (SAIC), where he advised top level DOE and NRC staff on nuclear materials issues, and managed several functional water programs.

Dr. Wullaert has been a Lecturer and Research Nuclear Engineer at the University of California, Santa Barbara. He has also been a Guest Researcher at the National Institute of Standards and Technology (NIST). He has authored over 100 technical papers and reports, made over 65 technical presentations, and has three patents.

APPENDIX A

Mining Equipment

Below are various photographs of the buildings and production equipment that currently exist at the Hondo mining site.



APPENDIX B

Units and Conversions

Concentration values obtained from a fire assay are usually reported in grams/ton (g/T), whereas concentration values from an ICP-MS analysis are usually report in parts per billion (ppb) or parts per million (ppm). Here are the relationships between these units:

1. ppb = 1 gram/1,000,000,000 grams = 0.001 g/1,000,000 g = 1 miligram (mg)/1,000,000 g
2. To convert ppb to ppm, the decimal is moved three places to the left:

   ppm = ppb x 0.001 = 0.001 g/1,000,000,000 g = 1g/1,000,000 g = 1 mg/1,000 g = 1 mg/kg
3. Since 1 liter (L) of water weighs 1,000 g (1 kg), ppm can be expressed as 1 mg/kg = 1 mg/L
4. Grams/ton (metric) = 1 gram/ 1,000 kg = 1 mg/kg = 1 ppm

Therefore: 1 g/T = 1 mg/kg = 1 mg/L = 1 ppm

Assay Ton

The conversion of 1 troy ounce/short ton to ppm is as follows:

1. 1 troy ounce = 31.104 g and 1 short ton (2,000 lbs) = 907.18 kg
2. Therefore 1 troy ounce/short ton = 31.104 g/907.18 kg = 31,104 mg/907.18 kg = 34.286 mg/kg
3. Since mg/kg = ppm, then 34.286 ppm = 1 troy ounce/short ton
4. Then 1 ppm = 1/34.286 = 0.029116 troy ounces/short ton

Fire Assay Conversion of g/T to oz/ton

The fire assay values are reported in g/T, which is equivalent to mg/kg and ppm. To calculate the mg of precious metal left after the fire assay process, we need to multiply the mg/kg reported by the original mass of the sample in kg (which is 29.166 g or 0.029116 kg). Thus, mg/kg x kg = mg, and the mg value is equal to the oz/ton.

Correction for Volume (Weight) of Leaching Solution

The ICP-MS values are reported in ppm, which is equivalent to mg/kg. We need to calculate the number of mg in the leachant. In this case, the sample is the volume (weight) of the leachant. For example, if the volume of the leachant is 200 ml, the weight of the sample is 200 g or 0.2 kg (1 ml of water weighs 1 g). As is the case for the fire assay, the mg of precious metals in the leachant are obtained by multiplying the reported mg/kg by the mass of the leachant (mg/kg x 0.2 kg = 0.2 mg). The resulting mg value is what was leached from the original ore sample weighing 30 g (Assay Ton). Thus, the mg value can be directly converted to oz/ton.

Sample Calculations

Let's take an example from Table 1.

ICP-MS Assay

Using the first entry in Table 1 (sample 15:09:02), the oz/ton values were obtained using the same calculations as above for a leachant weight of 0.2 kg (200 ml):

1. For silver: 0.7666 mg/kg x 0.2 kg = 0.1533 mg = 0.1533 oz/ton
2. For gold: 17.39 mg/kg x 0.2 kg = 3.478 mg = 3.478 oz/ton

APPENDIX C

Documents

(1) ANTS Report "Tennessee Mine Review" (2010)

(2) ANTS Letter "Sample Collection" (6/2/10)

(3) ANTS E-Mail "Tailings Test" (7/2/10)

(4) ANTS Letter "Assay Results" (~ July, 2010)

(5) ANTS Report "Tennessee Mine Tailings Processing" (e-file dated 10/11/11)

(1) ANTS Report "Tennessee Mine Review" (2010)

ADVANCED NATURAL TECHNOLOGY SERVICES

Tennessee Mine Tailings

1. **Tennessee Tailings :**

Assays from American Assay, a Canadian certified lab, of Reno Nevada were returned to the offices of Advanced Natural Technology Services on 3/18/2010 via email. Number calculations were confirmed by certified Geologist Howard Metzler on 3/19/2010. Full assay reports for the 69 elements are available upon request but have been broken down here to saleable metals for the tailings pile. These numbers are based on 680,000 cubic yards of tailings and dump . It is important to note that dump piles in most instances will carry higher volumes of metal than previously run tailings piles. Approximately 1/3 of all material on the ground at the Tennessee Mining site is dump material. This will consist of unprocessed metal. The 8000 ounces of gold is considered free gold inside the tailings that have not been put through final concentration which may be done by gravity float with the use of water. Leaching of the tailings will remove the gold carried inside the sulfides and will dramatically increase the number of oun ces of gold inside the tailings pile.

Elements	Ounces	Lbs	Tons	Market Price Per
Gold	8000			1220.20
Silver	329,517			18.23
Cadmium*		920,000		3.10
Magnesium			5640	3000.00
Manganese		2,486,801.		1.55
Sulfur			36,483	500.00
Lead*		10,536,761		1.86
Zinc			11,478	2460.00
Aluminum			1471.26	1980.00
Titanium		806,265		22.00
Copper		280,580		3.03

* Prices are based on LME for overseas sales

Additional numbers have been added to reflect the changes in results gained by Howard Metzler Certified Geologist and backed by his signed report for the increased instances of Gold. All other numbers are from American Assay Lab. From that report the following changes should be made to the gold assays on speculation.

The numbers from the certified geologists sampling were shown at an approximated rate of 100:1 concentration values under X-ray refraction techniques. Thereby the free gold and gold from sulfides are final concentrated for further purification leading to a yield of 1.7 oz of gold/ton. The estimated 680,000 cubic yards of material show an initial weight of 2337 pounds/yard, yielding 798,000 tons of tailings. Current market value for gold at the close of business on 6/03/2010 ended at 1220.20 cents per ounce.

These numbers are not to be considered 100% indicative of the entire pile as the pile is not fully homogenous and results may vary on final concentration due to production methods, economics and production costs.

2. **Saleable Metals.**

The table above is values that apply to 11 of the 69 elements included in the current assays. Lithium has been excluded from this listing for consideration because it remains and unknown value. There is a known set amount of Lithium in the current assays however, the processing of ore and concentrate from both sites is going to dramatically increase the amount of left over lithium available for sale. A study is currently underway to determine the final amounts and numbers for the value will be included in the final report.

3. **Overhead: Annual**

- **Employee/payroll/annual**
- **Insurance**
- **Equipment/fuel**
- **Operations cost/electrical**
- **Maintenance**
- **Transportation/finished product**
- **Refining**
- **Non productive equipment**
- **Permitting**
- **Environmental**
- **Security**

4. **Infrastructure:** Draft; to be followed by detailed flow chart

- Administration
- Accounts Receivable/ Accounts Payable
- Engineering
- Environmental
- Equipment Operations
- Geology
- Logistics
- Maintenance
- Packaging
- Processing
- Security
- Transport

5. **Risks:** Possible reduction to yield or timing schedules

- Lower than expected yield
- Drop in precious metal prices
- Loss or denial of permitting
- Time loss-injury
- Time loss equipment
- EPA/DOI/State/ Federal Inspection or Investigation time

(2) ANTS Letter "Sample Collection" (6/2/10)

ADVANCED NATURAL TECHNOLOGY SERVICES

Bill,

Hopefully, this will answer the questions if I can be of further assistance please let me know.

Rhena Drury
Advanced Natural Technology Services, Inc

Samples:

Samples for the Tennessee Mine Tailings were collected by cer tified Geologist Howard Metzler of Kayzak Resources. Fourteen (14) total samples were collected from various locations from the Tennessee Dump and Tailings pile. No samples were collected from the Schuylkill tailings or dump. The samples were dry weight concentration samples run by American Assay Labs at .01 lbs.

The pile is not thought to be fully homogenous as metal concentrations vary at various depths with the highest concentrations of metals in the lower depths. The dump or un-processed material showed higher precious metal concentrations than shallow samples, while deep samples showed extremely high concentrations of metal.

Each concentrated sample shows a patterned mix of materials that remain similar to previous samples. Fine crush metals are visible from gravity concentrate that show a typical mix of Gold/Silver/Copper/Lead and ferrous metals are easily identified. Free gold/silver/copper can be readily visualized by microscope. Gold bearing sulfides can be seen under microscopic conditions but not fully realized until firing or leaching has occurred.

(3) ANTS E-Mail "Tailings Test" (7/2/10)

Catherine Dennis

From: rhenadrury@aol com
Sent: Friday, July 02, 2010 12:32 PM
To: catherine dennis
Subject: Fwd: Tailings Tests

Please print this and give it to Dick!

Hope you're having a great day!

Rhena :)

-----Original Message-----
From: Tom Burk <tburkasu@gmail.com>
To: RhenaDrury@aol.com
Sent: Fri, Jul 2, 2010 11:54 am
Subject: Tailings Tests

Rhena,

I ran 20 contained samples last night through chemical testing 19 of which had excellent results. Sample 20 was run using a carbon based precipitant to check for impregnation of other minerals. While I wasn't able to run elemental tests, I suspect you have zinc impregnation. I don't know if you have considered setting up to run a Zinc process in your facility but I would like to talk that over with you. I was able to visualize copper however, the amounts there were negligible. I made three significant adjustments to the precipitant during the testing process and was able to significantly increase the amount of Ag/Au dropped through the solution. I believe with a couple of more minor adjustments I will be able to easily solve the impregnation issue and that should give you a chance to increase your revenue. Of course not everyone these days are interested in minerals such as Zinc. This is not an issue, a simple design route will allow you to send that to waste product if you find manufacturing to cumbersome.

I remember from our phone conversation that you had some questions about possible outlets for the waste products produced. I am going to be forwarding some information on that that I think you will find useful. In short, I see obtainable solutions to each of the questions you asked me. I did see what you meant about the nano and float metals. This is a fairly easy recovery design we can discuss as well. Just remember as much as you want to you will never get it "all". I know that disappoints the rock hammer group. However, what I'm seeing from my testing is one to two ounces of recovery per ton and I suspect those numbers are higher towards the bottom of your tailings. You have to remember this material has been on the ground for a very long time. Some of what you are calling clay plasticity is actually metals that have bonded themselves over time through self leaching.

I was able to walk over and take a look at your other mine site. Since I assumed that the fencing had been placed there for a reason ,I didn't cross it. I don't know if you've had a look around up there much but I was able to bring back several rock samples from there that had gold and pyrite in them. I found these on the surface near the fracture line that is your vein. I did bring back some samples from the dump/tails area from that site. You didn't request sampling from there but I would like to say all of that material is pretty impressive. I think your returns on that may exceed the per ton amounts of your other samples. Let me know if you want me to take a closer look at that material. I'd enjoy the chance to roam around out there again.

I will try to give you a call later this evening. As of Monday I'll be on the road to Idaho. I will have my cell with me but service will be spotty at times.
If you need anything else feel free to call me.

T.

(4) ANTS Letter "Assay Results" (~ July, 2010)

Dr Thomas L. Burk P.E.
Consultant
Mining-Metallurgical Specialties

To: Rhena Drury President,
Advanced Natural Technology Services, Inc
300 Trophy Club Dr. Ste 800
Trophy Club Texas, 76262

As you know I went to your Chloride Arizona mine location and collected 20 samples of tailings from the Tennessee Mine site. Per your request the samples were tested with your Aqua Regia formula and precipitants. Samples 1-7 were run using your precipitant TS-101. Ag results from the first seven samples were in amounts of 20-30 oz per ton on average. Adjustments in samples 8-15 received much higher yields. Averages for those samples ranged with adjustment from 60 to 120 oz per ton. Samples 16-19 were used as verification redundant samples and achieved matching result s to previous sample numbers 8-15.

Au sampling was done in similar fashion using your precipitant SN2 -321 samples 1-7 were tested post TS-101 and returns equaled approximate totals of 1 oz per ton. A formulation adjustment was used on samples 8-15 that allowed for return averages of 2 to 6 oz per ton. My best report on that would be an overall average of 2 oz per ton but may well exceed 3 oz per ton at the greater depths of the tailings pile. Again redundant testing was done on samples 16-19 to confirm results and had equal or matching results.

Sample 20 was used for solution impregnation testing. Findings showed a significant amount of impregnation that is thought to be Zn. Minor processing adjustment will allow this product to either be retained or removed as waste.

The process formula adjustments were discussed in our previous phone conversation and further assistance is always available. I have received your Non -Circumvent, Non Disclosure and will sign and return that to you along with my resume when I return from travel. If you need anything further feel free to contact me.

Dr. Thomas Burk PhD P.E.

P.O. Box 2361 Flagstaff Arizona, 86004

(5) ANTS Report "Tennessee Mine Tailings Processing" (e-file dated 10/11/11)

ADVANCED NATURAL TECHNOLOGY SERVICES

To: Bill Miertschin
President:
Hondo Minerals, Inc

Re: Tennessee Mine Tailings Processing

Bill,

After reviewing the results from gravity float concentration and the subsequent projected losses of micro-fine materials, we have begun leaching or Aqua-Regia recovery testing. It is our belief this is the way to optimize output from the Tennessee Mine tail ings and returns for future holdings for Hondo Minerals, Inc. A de scription of the proposed processing and well documented examples of this type of recovery are included be low for your review.

Rhena Drury
Advanced Natural Technology Services, Inc.

Cc: Richard Hewitt

Aqua-Regia Processing:

Aqua-Regia is the use of chemical corrosives and oxidizers to remove precious metals from ore bodies and suspend them in solution to be processed in fi nal refining. Washed or scrubbed ore is dissolved in a solution of Hydrochloric Acid (HCL) and Nitric Acid (HNO_3) and heated to dissolve and release gold (Au) and Silver (Ag) carried in sulfides.
Solution put through this processing is then filtered and a trade specific mix is then added to remove all Au and Ag content for final refining.

Tennessee Mine Application:

Gravity float concentration testing of the Tennessee Mine tailings showed light particulates of Ag and Au that amounted to significant losses of recovery during processing. Due to the unique nature of silicates such as clay and heavy Galena concentrations, a plan is under design to switch to a leaching system for the Tennessee tailings. Precious metal recovery during gravity float showed to be around the 45%- 50% levels while leach based recovery is expected to return 93% -95% of precious metals. Zinc impregnated solution resulting from precious metal recovery will be stored for further processing by SXEW at the end of the precious metal run, or may be developed during processing of Ag/Au to further increase profits and revenue for the site.

Documentation to support this processing and it s current usage can be found in its entirety in the public document NI-43-101 for Allied Nevada Gold Corp. (ANV) after reviewing the documentation; significant similarities between the Tennessee Mine and ANV were found and will be included for review.

Allied Nevada Gold Corp: Hycroft Mine, Winnemucca NV

References: Technical Report for ANV by Certified Professional Geologist Scott E. Wilson, Certificate Number 10965. All direct reference to the NI -43-101 held in quotation.

Comparisons of assay values:

Company	Assay Result Ag	Assay Result Au	Sulfides
ANV	0.004-1.668	0.014-0.37	2.06-4.26%
HMI	0.6-14.9	0.727-11.301	8.04-14.06%

Perspective: ANV-HMI

For further comparison current number evaluations the NI-43-101 lists the following numbers based on Leach Pads 4 and 5 of the Hycroft mine. These numbers were used for having volumetric amounts that most closely relate to the volume of Tennessee Mine tailings material.

	Tons of Ore	Gold Loaded Oz	Grade opt Au	Recovery Oz	Actual% Recovery
ANV	11,129,940	159,206	0.014	126,622	79.5
ANV	4,334,017	61,991	0.014	49,348	79.6

By comparison the Tennessee assay results indicate Ag and Au values much higher than the ANV project. While the Tennessee contains only 1/10 th the volume of leachable material, it carries the enhanced benefit of being previously mined and is currently surface available. While ANV's pad 4 contains 11,129,940 tons of ore with 159,206 oz of .014 opt. Tennessee contains 880,000 of ore. Using the lowest end spectrum assay number of .297 opt would render the Tennessee tailings at approximately 261.360 oz of Au. Closed Circuit AR processing at the Tennessee should improve recovery rates to 90 - 95%. The lowest possible value data has been used for comparison. However, documented testing by Howard Metzler has indicated values of 1 -2 opt of concentrated ore. The average assay numbers for Ag are approximately 10.1 opt with a close of market value of 18.20 per oz that based on current ma rket prices could add an additional 161,568,00 to the project. It should also be noted that these numbers are stand alone to the Tennessee Mine tailings and do not include the Schuylkill mine tailings or dump which has been approximated at 300,000 tons. Values for those ore assets are likely to be significantly higher as this is material that has not been fully processed.

Allied Nevada Gold Mineral Processing and Metallurgical Testing:

"Hycroft mine acid leach ores are presently being mined and placed on the pad using a ROM heap leach procedure. This material will continue through the end of 2010. More competent siliceous material will begin mid-year 2010 and will be processed through a crusher and placed on the leach pad. The deposits in the mineral inventory for crushing Included, Cut-5, Bay Area, Boneyard, Central Fault, and Vortex.

Ore grade materials are transported to the leach pad and cros s-ripped to enhance permeability. Solution drip line is placed and the material leached with a buffered cyanide solution. The gold solution from the pad is processed through either the CIC circuit or the Merrill-Crowe plant. Past production data from the leach pads give the best possible indication of future processing recoveries. The feasibility of mining is based on the past performance of the various leach pads. The ore types that will be placed are the same ore types that were placed on the pads until 1998. Pad 4 was continuously leached after mining ceased and the recovery for that pad stands at about 79.5% of the tot al gold by cyanide soluble. The estimated recovery for the various ROM ore materials is

projected to average about 56.6% of the fire assay gold based on reviews of historic production and test work.

Cyanidation tests completed on cleaner flotation concentrate also yielded poor unit (and overall) extraction values. At a feed size of approximately 20 µm (P80), gold and silver extractions were 13.8% and 55.9% respectively. Considering flotation recovery, those values correspond to 8.5% (gold) and 36% (silver) overall recovery. Ultra fine grinding to P80 = 4µm improved extraction somewhat but also resulted in rather disappointing overall recovery values of 14% and 54% for gold and silver respectively."

"A single aqua regia acid leach test completed on the cleaner flotation concentrate resulted in approximately 99% sulfide oxidation and yielded excellent similar degrees of gold and silver extraction.

This result indicated that the refractory pre-treatment oxidation process will be necessary to achieve adequate gold and silver recovery from the Hycroft sulfide ore."

Tennessee Tailings Processing Comparison/Changes:

The ANV plant is using a heap leaching-cyanide float system followed by CIC or EW system to extract Ag and Au values. This by volume method has proven highly profitable driving stock share prices to $20.00. It is believed that profit values for the Tennessee mine can be significantly increased by replacing the SXEW/cyanide leaching system with a tanking system that allows for the deletion of the heap leaching process. Cyanide rapidly devolves in direct sunlight. A direct correlation between decreased profitability by increased chemical usage is therefore inferred.
It is recommended that a HCL+ HNO_3 tanking system be implemented where the trade application of chemicals may be added to remove Ag/Au and allow for a closed circuit circulation of chemicals to maintain the lowest cost of operation. Furnace refining of the final product will allow maximum output/recovery of Ag and Au.

Circuit Processing Bullets for Tennessee:

- **Ore Wash/Dry**
- **Aqua Regia application**
- **Solution Filtering**
- **Trade Application**
- **Furnace Refining**

Where "Trade Application" is indicated refers the formula for removing Ag/Au that should be maintained as internal company proprietary knowledge for security purposes. This closed system by design will minimize expense for all aspects of the production

facility. Maintaining lower chemical, electrical and water usage will generate much higher profitability.

Infrastructure/equipment listings are a vailable up on request. An engineer must be contracted to finalize plant design and verify the system design.
There is a reasonable expectation that one or more proprietary pieces of equipment may need to be manufactured for the procedure and patent applications may be applicable.

The NI-43-101 is a 173 page document that may be viewed in it 's entirety at www.sedar.com The Hycroft mine site financial statements are included and ANV is a publically trading company who 's assets from micro fine/ below optimum gold and silver is approaching or exceeding one billion dollars.